Exhibit 8.1

The following is a list of the Company's subsidiaries:

Name	Jurisdiction of Incorporation	Ownership Percentage

Spetses Shipping Co.	Republic of the Marshall Islands	100%

Bistro Maritime Co.	Republic of the Marshall Islands	100%

Pikachu Shipping Co.	Republic of the Marshall Islands	100%